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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

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                       Versatel Telecom International N.V.
             (Exact name of Registrant as specified in its charter)

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

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               Indicate by check mark whether the registrant files
                  or will file annual reports under cover Form
                               20-F or Form 40-F.

                            Form 20-F X Form 40-F ___
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           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
                        furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                  Yes ___ No X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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                       VERSATEL TELECOM INTERNATIONAL N.V.

                               REPORT ON FORM 6-K


ITEM 5.  OTHER INFORMATION

              Telecom Founders B.V., a shareholder of Versatel Telecom International N.V. (the "Company"), has informed the Company of its intention to end its role as administrator of depositary receipts evidencing shares in the Company and to distribute the underlying shares to the former holders of depositary receipts, which holders include officers and directors of the Company. The Company issued a press release in connection herewith. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

              During the Extraordinary Meeting of Shareholders held on Friday, September 29, 2000, Mr. Raj Raithatha was appointed as the new Managing Director
(CEO) of the Company replacing Mr. R. Gary Mesch who was appointed as new Supervisory Director of the Company. Mr. R.Gary Mesch will assume the role of Chairman of the Board of Directors and will replace Mr. Leo van Doorne, who will remain a member of the Supervisory Board. Mr. R. Gary Mesch's appointment brings the number of directors on the Board of Directors to six, after the appointment of Mr. Jorg Mohaupt at the General Meeting of Shareholders in May 2000. In addition, Mr. Philippe Santin was appointed as the new Chief Financial Officer of the Company. The Company issued a press release in connection herewith. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

ITEM 6.  EXHIBITS

         The following exhibits are filed herewith:

         Exhibit
         Number          Description
         ------          -----------

         99.1 Press release, dated September 22, 2000, relating to cancellation of depositary receipts by Telecom Founders B.V. and transfer of Versatel shares to holders of depositary receipts.



         99.2 Press release, dated September 29, 2000, relating to the appointment of a new Managing Director (CEO) and Supervisory Director of the Company.



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 5, 2000.

                                            Versatel Telecom International N.V.



                                            By:      /s/ RAJ RAITHATHA
                                                     -----------------
                                                     Raj Raithatha
                                                     Managing Director


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                                  EXHIBIT INDEX


Exhibit
Number                   Description

99.1 Press release, dated September 22, 2000, relating to cancellation of depositary receipts by Telecom Founders B.V. and transfer of Versatel shares to holders of depositary receipts.


99.2 Press release, dated September 29, 2000, relating to the appointment of a new Managing Director (CEO) and Supervisory Director of the Company.


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